Shinhan Bank to dispose of its LG Card shares

On July 2, 2007, Shinhan Bank, our wholly-owned bank subsidiary, held a Board of Director’s (“BOD”) Meeting, in which the BOD decided to dispose of its currently held 8,960,005 LG Card shares, or 7.1% of total outstanding LG Card common shares. Concerning the above mentioned LG Card shares, Shinhan Bank will either participate in tender offer on July 3, 2007, the last day for application, or enter into share-swap with shares of Shinhan Financial Group on September 21, 2007.